

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Jeffery L. Bateman
Rocky Mountain Plantings Inc.
44140 CS 2710
Cyril, OK 73029

> **RE:**   **Rocky Mountain Plantings Inc.**
> **Form 10, Amendment 1**
> **Filed February 15, 2011**
> **File No.: 000-54327**

Dear Mr. Bateman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1. We have reviewed your response to comment number one of our letter dated February 14, 2011. Please provide the requested information in this business section and move the risk factor which you have added in response to the comment to the forefront of the risk factor section.

2. We note your statement that "there is no trading symbol but the Company intends to apply for one along with quotation on the OTCBB." We also note your statement that "our stock is thinly traded." Please revise to clarify that you have no trading market.

Certain Relationships and Related Transactions, page 10

3. We note your response to comment 10 and we reissue the comment. Revise to provide the disclosure required by Item 404(c) of regulation S-K.

Financial Statements

4. We note in your response to comment 11 of our February 2, 2011 letter that you believe your unaudited interim financial statements for the nine months ended September 30, 2010, as filed with the amendment, are in compliance with Rule 8-08 of Regulation S-X. Since your Form 10 was not effective before February 15, 2011, and you do not meet the three tests specified in Rule 8-08(b) of Regulation S-X, please update your financial statements in an amendment to your Form 10.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Cletha Walstrand, Esq.
Via facsimile to: 435-688-7318